                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K



(Mark One)

      X      ANNUAL  REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
  -----------
EXCHANGE ACT OF 1934 [FEE REQUIRED].

     For the FISCAL YEAR ENDED        December 31, 1996
                              ---------------------------------

                                       OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


For the transition period from ______________to_______________

Commission file number      0-21098
                       ---------------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Physicians Health Services, Inc. Pension Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Physicians Health Services, Inc.

                             One Far Mill Crossing

                             Shelton, CT 06484-0944

                              REQUIRED INFORMATION


Financial Statements and Exhibits Index

Financial Statements:

                                                                        Page No.
                                                                        --------
1.  Financial Statements of the Physicians Health
    Services, Inc. Pension Plan:

        Independent Auditors' Report                                      F-1
        Statements of Net Assets
         Available for Plan Benefits                                      F-2
        Statements of Changes in Net Assets
         Available for Plan Benefits                                      F-4
        Notes to Financial Statements                                     F-7

2.  Schedules:

        Schedule I:  Assets Held for Investment
                      Purposes                                            S-1
        Schedule II: Schedule of Reportable
                      Transactions                                        S-2
        Exhibit 1:   Auditors' Consent



Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Physicians Health Services, Inc.
                                    Pension Plan



                                    By:__________________________________
                                        Craig S. Dupont
                                        Vice President, Finance

Date:  June 13, 1997

REPORT OF INDEPENDENT AUDITORS


Physicians Health Services, Inc.
Pension Committee


We have audited the accompanying statements of net assets available for plan benefits of the Physicians Health Services, Inc. Pension Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                ERNST & YOUNG LLP

June 13, 1997

                       PHYSICIANS HEALTH SERVICES, INC.
                                 PENSION PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                            PHS      INT'L      AGGRESSIVE     SBS     GOVERNMENT   GUARANTEED
                                                           STOCK     EQUITY       GROWTH     BALANCED    INCOME   INV. CONTRACT
                                                TOTAL      FUND       FUND         FUND        FUND       FUND         FUND

 Investments:
   Common Stock of Physicians
    Health Services, Inc. at fair value:
    26,227 shares (cost $695,506)            $  386,848  $386,848
   International Equity Fund                    299,474            $299,474
   Aggressive Growth Equity Fund              2,019,344                        $2,019,344
   SBS Balanced Fund                          1,367,564                                    $1,367,564
   Government Income Fund                       211,942                                                  $211,942
   Guaranteed Investment Contract Fund        1,284,393                                                             $1,284,393
                                            ----------------------------------------------------------------------------------
      Total investments                       5,569,565   386,848   299,474     2,019,344   1,367,564     211,942    1,284,393

 Cash and cash equivalents                           37        37

 Employer contributions and interfund
  transfers receivable (payable)                209,730   214,913    83,357       409,000     293,516      49,531     (840,587)


                                            ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $5,779,332  $601,798  $382,831    $2,428,344  $1,661,080    $261,473   $  443,806
                                            ==================================================================================

See accompanying notes to financial statements.

                       PHYSICIANS HEALTH SERVICES, INC.
                                 PENSION PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               DECEMBER 31,1995

                                                       PHS      INT'L       AGGRESSIVE      SBS        GOVERNMENT    GUARANTEED
                                                      STOCK     EQUITY       GROWTH      BALANCED       INCOME     INV. CONTRACT
                                           TOTAL      FUND      FUND          FUND         FUND          FUND          FUND
Investments:
  Common Stock of Physicians
   Health Services, Inc. at fair value:
   23,159 shares (cost $584,432)        $  857,171  $857,171
  International Equity Fund                225,321            $225,321
  Aggressive Growth Equity Fund          1,521,320                         $1,521,320
  SBS Balanced Fund                      1,016,068                                      $1,016,068
  Government Income Fund                   214,110                                                     $214,110
  Guaranteed Investment Contract Fund      947,309                                                                 $ 947,309
                                        --------------------------------------------------------------------------------------
         Total investments               4,781,299   857,171   225,321    1,521,320      1,016,068      214,110      947,309

Cash and cash equivalents                       14        14

Employer contributions and interfund
 transfers receivable (payable)            135,373   125,354    62,665      305,971        216,473      49,889     (624,979)
                                           --------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                         $4,916,686  $982,539  $287,986   $1,827,291     $1,232,541    $263,999    $ 322,330
                                        ======================================================================================

See accompanying notes to financial statements.

                       PHYSICIANS HEALTH SERVICES, INC.
                                 PENSION PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                         YEAR ENDED DECEMBER 31, 1996

                                                   PHS         INT'L     AGGRESSIVE         SBS        GOVERNMENT   GUARANTEED
                                                  STOCK       EQUITY       GROWTH         BALANCED       INCOME   INV. CONTRACT
                                    TOTAL         FUND         FUND         FUND            FUND          FUND        FUND


Employer contributions           $1,180,809   $  223,479   $   97,517   $  402,242      $  307,011     $ 64,490  $    86,070

Investment income:
   Interest                             275          177                                                                  98
   Dividends
                             --------------------------------------------------------------------------------------------------
                                        275          177            -            -               -            -           98

                             --------------------------------------------------------------------------------------------------
     Total additions              1,181,084      223,656       97,517      402,242         307,011       64,490       86,168

Withdrawals and
  distributions to                 (185,726)     (33,526)     (12,264)     (72,242)        (57,841)      (2,013)      (7,840)
  participants                      (34,399)      (2,224)      (2,408)     (15,278)        (10,210)      (1,713)      (2,566)
Investment expenses
                             --------------------------------------------------------------------------------------------------
     Total deductions              (220,125)     (35,750)     (14,672)     (87,520)        (68,051)      (3,726)     (10,406)

Interfund transfers                       -       33,085       (7,627)      37,901           6,854      (71,217)       1,004

Net realized gain (loss) on
 securities sold or
 distributed                         71,841      (20,335)         860       29,085          18,790        5,802       37,639

 Changes in unrealized
 appreciation
 of investments                    (170,154)    (581,397)      18,767      219,345         163,935        2,125        7,071
                             --------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets available
 for plan benefits                  862,646     (380,741)      94,845      601,053         428,539       (2,526)     121,476

Net assets available
 for plan benefits
 December 31, 1995                4,916,686      982,539      287,986    1,827,291       1,232,541      263,999      322,330

NET ASSETS AVAILABLE FOR     --------------------------------------------------------------------------------------------------
 PLAN BENEFITS,
 DECEMBER 31, 1996               $5,779,332   $  601,798   $  382,831   $2,428,344      $1,661,080     $261,473  $   443,806
                             ==================================================================================================


See accompanying notes to financial statements.

                       PHYSICIANS HEALTH SERVICES, INC.
                                 PENSION PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                         YEAR ENDED DECEMBER 31, 1995

                                             PHS          INT'L     AGGRESSIVE      SBS       GOVERNMENT         GUARANTEED
                                            STOCK        EQUITY       GROWTH      BALANCED      INCOME          INV. CONTRACT
                                TOTAL       FUND          FUND         FUND         FUND         FUND               FUND

Employer contributions       $  831,115   $154,369    $   74,124   $  284,678   $  211,600   $   56,756          $   49,588

Investment income:
 Interest                           387        276                                                                      111
 Dividends
                           ------------------------------------------------------------------------------------------------
                                    387        276             -            -            -            -                 111

                           ------------------------------------------------------------------------------------------------
     Total additions            831,502    154,645        74,124      284,678      211,600       56,756              49,699

Withdrawals and
 distributions to
 participants                  (229,248)    (9,889)     (10,004)      (44,988)     (74,106)    (78,122)             (12,139)
Investment expenses             (26,695)    (1,548)      (2,548)      (11,012)      (7,310)     (1,972)              (2,305)

                           ------------------------------------------------------------------------------------------------
     Total deductions          (255,943)   (11,437)     (12,552)      (56,000)     (81,416)    (80,094)             (14,444)

Interfund transfers                   -    249,727     (129,601)      (55,831)     (30,522)    (40,457)               6,684

Net realized gain (loss) on
 securities sold or
 distributed                     70,323        895       (3,378)       24,746       21,641        7,368              19,051

Changes in unrealized
 appreciation
 of investments                 764,035    224,016        12,109      292,390      193,603       22,969              18,948
                           ------------------------------------------------------------------------------------------------
Net increase (decrease)
 in net assets available
 for plan benefits            1,409,917    617,846      (59,298)      489,983      314,906     (33,458)              79,938

Net assets available for
 plan benefits,
 December 31, 1994            3,506,769    364,693       347,284    1,337,308      917,635      297,457             242,392
                           ------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 DECEMBER 31, 1995           $4,916,686   $982,539    $  287,986   $1,827,291   $1,232,541   $  263,999          $  322,330
                           ================================================================================================

See accompanying notes to financial statements.

                       PHYSICIANS HEALTH SERVICES, INC.
                                 PENSION PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                         YEAR ENDED DECEMBER 31, 1994

                                              PHS         INT'L     AGGRESSIVE      SBS
                                             STOCK       EQUITY       GROWTH      BALANCED
                                TOTAL        FUND         FUND         FUND         FUND
Employer contributions       $  679,137   $ 89,002    $   93,815   $  254,355   $  166,776

Investment income:
 Interest                         4,531        239           243          727          469
 Dividends                       28,737
                           ------------------------------------------------------------------
                                 33,268        239           243          727          469
                           ------------------------------------------------------------------
    Total additions             712,405     89,241        94,058      255,082      167,245

Withdrawals and
 distributions to
 participants                   (78,976)    (4,713)       (1,835)      (8,369)      (9,030)
Investment expenses             (15,534)      (564)       (1,400)      (4,384)      (2,892)
                           ------------------------------------------------------------------
    Total deductions            (94,510)    (5,277)       (3,235)     (12,753)     (11,922)

Interfund transfers                   -    230,372       264,586    1,012,406      729,155

Net realized gain (loss) on
 securities sold or
 distributed                   (129,483)     1,634            39        7,176        2,568

Changes in unrealized
 appreciation
 (depreciation) of              194,693     48,723        (8,164)      75,397       30,589
 investments
                           ------------------------------------------------------------------

Net increase (decrease) in
 net assets available for       683,105    364,693       347,284    1,337,308      917,635
 plan benefits

Net assets available for
 plan benefits,
 December 31, 1993            2,823,664          -             -            -            -

                            -----------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,              $3,506,769   $364,693    $  347,284   $1,337,308   $  917,635
 DECEMBER 31, 1994
                           ==================================================================
                             GOVERNMENT   GUARANTEED       MONEY        WRIGHT        GROWTH
                               INCOME        INV.          MARKET      BALANCED       EQUITY
                                FUND       CONTRACT         FUND         FUND          FUND
                                             FUND
Employer contributions       $   53,601   $   28,857      ($2,119)     ($1,402)      ($3,748)

Investment income:
 Interest                           226          302          416          912           997
 Dividends                                                  9,181       15,067         4,489
                           -----------------------------------------------------------------
                                    226          302        9,597       15,979         5,486
                           -----------------------------------------------------------------
    Total additions              53,827       29,159        7,478       14,577         1,738

Withdrawals and
 distributions to
 participants                    (3,979)     (11,967)     (16,877)      (5,052)      (17,154)
Investment expenses                (651)        (676)      (1,443)      (1,731)       (1,793)
                           -----------------------------------------------------------------
    Total deductions             (4,630)     (12,643)     (18,320)      (6,783)      (18,947)

Interfund transfers             247,844      209,762     (640,528)    (972,184)   (1,081,413)

Net realized gain (loss) on
 securities sold or                 (1)          229            -      (43,202)      (97,926)
 distributed

Changes in unrealized
 appreciation
 (depreciation) of                  417       15,885            -       (8,170)       40,016
 investments
                           -----------------------------------------------------------------


Net increase (decrease) in
 net assets available for
 plan benefits                  297,457      242,392     (651,370)  (1,015,762)   (1,156,532)

Net assets available for
 plan benefits,
 December 31, 1993                    -            -      651,370    1,015,762     1,156,532
                           -----------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 DECEMBER 31, 1994           $  297,457   $  242,392     $      0  $         0   $         0
                           =================================================================

See accompanying notes to financial statements.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996


1. DESCRIPTION OF PLAN

The following description of the Physicians Health Services, Inc. Pension Plan (the "Plan") provides general information. Participants should refer to their Summary Plan Description for a more complete description of the Plan's provisions.


General:

The Plan is a defined contribution plan which covers substantially all employees of Physicians Health Services, Inc. and its wholly owned subsidiaries (the "Employer") who have completed six months of service and have attained 20 1/2 years of age. The Plan provides for retirement, death and disability benefits.


Contributions:

The Employer has agreed to voluntarily contribute to the Plan up to 5% of total compensation of all eligible employees. The allocation of this contribution is required to meet the permitted disparity requirements of Section 401(1) of the Internal Revenue Code ("IRC") effective January 1, 1989. It is the Employer's policy to fund amounts as accrued.

Forfeitures are used to reduce the contributions of the Employer for the Plan year in which such forfeitures occur.


Vesting:

Each participant's account is credited with the allocation of the Employer's contribution and Plan earnings.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

1.  DESCRIPTION OF PLAN (CONTINUED)

Participants vest in the plan benefits as follows:

               Years of Service     Percentage
               ----------------     ----------

                  2 or less             0%
                  3                    50%
                  4                    75%
                  5                   100%

A participant must be employed on the last day of the Plan year in order to be credited with an allocation of the Employer's contribution for that year.


Investments:

Upon enrollment, each participant shall direct that amounts contributed to their accounts be invested in one or more of the investment programs set forth below in 5% increments. The investment programs of the Plan effective as of July 1, 1994 are as follows:

     The Physicians Health Services, Inc. Stock Fund is invested in the Class A Common Stock of Physicians Health Services, Inc.

     The International Equity Fund is invested in a diversified portfolio of international equities as evidenced by American Depository Receipts, which are traded as U.S. share equivalents backed by specific shares of the underlying foreign currencies.

     The Aggressive Growth Fund is invested in a portfolio of high quality, smaller sized growth companies that are widely diversified as to industry and number of securities held.

     The SBS Balanced Fund is invested in a combination of high quality equity and near term bonds with a conservative mix range of 40% to 60% equities and 60% to 40% bonds of the total fund.

     The Government Income Fund is invested in U.S. Treasury Securities with a maximum average maturity of five years and none longer than 10 years.

     The Guaranteed Investment Contract ("GIC") Fund is invested in insurance investment contracts, alternative synthetic GICs and bank investment contracts issued by highly rated insurance investment companies and banks, and in cash equivalents designed to provide stable investment returns with a high degree of capital protection.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

1.  DESCRIPTION OF PLAN (CONTINUED)

Prior to July 1, 1994, participants in the Plan could elect to invest their contributions in 10% increments into the following funds:

     The Money Market Fund that invested in short-term liquid investments such as short-term money market instruments, certificates of deposit and U.S. Treasury Bills.

     The Wright Balanced Fund that invested in mutual funds including common and preferred stocks and bonds.

     The Growth Equity Fund that invested in a mutual fund of selected Blue Chip Equity Securities.

At December 31, 1996, there was a total of 562 participants in the Plan. The number of participants in each fund was as follows:


          Physicians Health Services, Inc. Stock Fund    349
          International Equity Fund                      221
          Aggressive Growth Fund                         474
          SBS Balanced  Fund                             405
          Government Income Fund                         157
          Guaranteed Investment Contract Fund            158

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.


Withdrawals:

Withdrawals can only be made under certain circumstances, including early or normal retirement, death, disability and termination of employment. Amounts allocated to the accounts of such participants which have not yet been paid at December 31, 1996 and 1995 amounted to $70,617 and $34,453 respectively.

The Employer has the right under the Plan to terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan are to be set aside first for the payment of vested benefits, and any remaining assets shall increase benefits otherwise payable on a proportionate basis.


2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits of the Plan.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

2.  SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

Investment Valuation:

The investment in the Physicians Health Services, Inc. Stock Fund is stated at fair value based upon the closing sales price on the National Association of Securities Dealers Automated Quotation National Market System. The closing price of Physicians Health Services, Inc. Class A Common Stock was $14.75 and $37.00 per share at December 31, 1996 and 1995, respectively.

The investments in the International Equity Fund, the Aggressive Growth Fund, the SBS Balanced Fund and the Government Income Fund are stated at fair values based on the market values of the underlying securities in the respective portfolios plus investment income credited to the account.

For the Guaranteed Investment Contract Fund, the fair value represents cost plus accrued interest income on the underlying contracts. Such accrued interest income is treated as unrealized until such time as units of the fund are sold or disposed of at which time the unrealized amounts are reported as realized.

The change in the difference between fair value and the cost of investments is reported in the statement of changes in net assets available for plan benefits as unrealized appreciation (depreciation) of investments. Realized gains (losses) from the sale or distribution of investments represents the difference between the proceeds received and the cost of investments sold determined by the average cost method for the six month period ended December 31, 1994, and for the years ended December 31, 1995 and 1996. For the six month period ended
June 30, 1994, the cost of investments sold was determined by the specific identification method.


Interfund Transfers:

Interfund transfers for 1994 include the transfer of funds from the Money Market, Wright Balanced and Growth Equity Funds into the new investment programs established effective July 1, 1994.

Expenses of the Plan:

All administrative expenses incurred by the Plan are paid by the Employer.

Use of Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

3.  INVESTMENTS

The unrealized appreciation (depreciation) of investments included in Plan net assets is as follows:



                                 BALANCE AT     1994       BALANCE AT     1995      BALANCE AT      1996       BALANCE AT
                                DEC 31, 1993   CHANGE     DEC 31, 1994   CHANGE    DEC 31, 1995    CHANGE     DEC 31, 1996
                           ----------------------------------------------------------------------------------------------

PHS Stock Fund                  $       -    $ 48,723       $ 48,723    $224,016      $272,739   $(581,397)     $(308,658)
International Equity Fund               -      (8,164)        (8,164)     12,109         3,945      18,767         22,712
Aggressive Growth Fund                  -      75,397         75,397     292,390       367,787     219,345        587,132
SBS Balanced Fund                       -      30,589         30,589     193,603       224,192     163,935        388,127
Government Income Fund                  -         417            417      22,969        23,386       2,125         25,511
Guaranteed Investment
 Contract Fund                          -      15,885         15,885      18,948        34,833       7,071         41,904
Wright Balanced Fund                8,170      (8,170)             -           -             -           -              -
Growth Equity Fund                (40,016)     40,016              -           -             -           -              -
                           ----------------------------------------------------------------------------------------------
  Total                          $(31,846)   $194,693       $162,847    $764,035      $926,882   $(170,154)     $ 756,728
                           ==============================================================================================


The net realized gain (loss) on securities sold or distributed was as follows:


                                               1994                                             1995
                           -----------------------------------------------     -----------------------------------------
                                                                   NET                                        NET
                                       AMOUNT                    REALIZED           AMOUNT                  REALIZED
                                      REALIZED       COST       GAIN(LOSS)         REALIZED      COST      GAIN(LOSS)
                           -----------------------------------------------     -----------------------------------------

PHS Stock Fund                      $   27,780   $   26,146     $   1,634       $    7,024   $    6,129     $   895
International Equity Fund               47,725       47,686            39          131,982      135,360      (3,378)
Aggressive Growth Fund                 127,527      120,351         7,176          137,685      112,939      24,746
SBS Balanced Fund                       58,178       55,610         2,568          157,592      135,951      21,641
Government Income Fund                  19,040       19,041            (1)         119,548      112,180       7,368
Guaranteed Investment
  Contract Fund                        152,356      152,127           229          681,645      662,594      19,051
Wright Balanced Fund                   964,999    1,008,201       (43,202)               -            -           -
Growth Equity Fund                   1,055,622    1,153,548       (97,926)               -            -           -
                           -----------------------------------------------     -----------------------------------------
              Total                 $2,453,227   $2,582,710     $(129,483)      $1,235,476   $1,165,153     $70,323
                           ===============================================     =========================================

                                                  1996
                           ----------------------------------------------
                                                                   NET
                                      AMOUNT                    REALIZED
                                     REALIZED        COST      GAIN(LOSS)
                           ----------------------------------------------

PHS Stock Fund                     $   43,848    $   64,183    $(20,335)
International Equity Fund              20,842        19,982         860
Aggressive Growth Fund                110,200        81,115      29,085
SBS Balanced Fund                      76,449        57,659      18,790
Government Income Fund                 62,525        56,723       5,802
Guaranteed Investment
  Contract Fund                       814,388       776,749      37,639
Wright Balanced Fund                        -             -           -
Growth Equity Fund                          -             -           -
                           ----------------------------------------------
              Total                $1,128,252    $1,056,411    $ 71,841
                           ==============================================

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

3.  INVESTMENTS (CONTINUED)


The fair value of investments held which exceeded 5% of net assets available for plan benefits at December 31, were as follows:

                                                                    AT DECEMBER 31,
                                                                ------------------------
          ISSUER                         DESCRIPTION               1996          1995
                                                                ------------------------
Physicians Health Services, Inc.    Physicians Health
                                     Services, Inc.             $  386,848    $  857,171
                                     Stock Fund


Smith Barney Corporate Trust        International Equity Fund   $  299,474    $  225,321
 International Equity Fund 1

Smith Barney Corporate Trust        Aggressive Growth Equity
 Small-Cap Equity Fund 5             Fund                       $2,019,344    $1,521,320

Smith Barney Corporate Trust
 Flexible Growth Balanced           SBS Balanced Fund           $1,367,564    $1,016,068
 Fund 2

Smith Barney Corporate Trust        Guaranteed Investment
 Guaranteed Investment               Contract Fund              $1,284,393    $  947,309
 Contract Income Fund 4

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN

4. INCOME TAX STATUS

The Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Plan Committee of Physicians Health Services, Inc. is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


5. PARTY IN INTEREST TRANSACTIONS

Transactions with parties in interest during 1996 were as follows:

                                                     SALES    NET REALIZED
DESCRIPTION OF TRANSACTIONS                 COST    PROCEEDS     (LOSS)
---------------------------                 ----    --------     ------

Purchased 5,490 shares of Physicians
 Health Services, Inc. Class A Common
 Stock                                    $175,257   $    -       $   -

Disposed of 2,422 shares of Physicians
 Health Services, Inc. Class A Common
 Stock                                    $ 64,183   $43,848      ($20,335)

6.  SUBSEQUENT EVENT (UNAUDITED)

On May 8, 1997, Physicians Health Services, Inc. ("Parent Company") and Foundation Health Systems, Inc. ("FHS") executed a merger agreement pursuant to which FHS would acquire all of the shares of common stock of the Parent Company for $29.25 per share in cash, or a total consideration to the Parent Company's stockholders of approximately $280 million. FHS announced that it intends to finance the purchase with a combination of cash and bank debt. As part of the transaction, the Parent Company has entered into a voting trust agreement with the Greater Bridgeport Individual Practice Association ("GBIPA"), which owned at April 30, 1997 shares constituting approximately 61% of the voting power of the Parent Company. The agreement stipulates that such shares will be voted in favor of the transaction by GBIPA. The transaction is subject to certain closing conditions, including receipt of regulatory approvals and entering into certain agreements with Guardian Life Insurance Company of America. This transaction is expected to close by the end of 1997.

                 PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN
                      ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996

                                                              NUMBER                                                  FAIR
DESCRIPTION OF INVESTMENT                                    OF UNITS                         COST                    VALUE
-------------------------                                    --------                         ----                    -----
PHS STOCK FUND
--------------
Physicians Health Services, Inc. Class A                     26,227                        $  695,506              $  386,848
 Common Stock


INTERNATIONAL EQUITY FUND
-------------------------
Diversified portfolio of equity investments
 Smith Barney Corporate Trust                                26,860                           276,762                 299,474
 International Equity Fund 1


AGGRESSIVE GROWTH FUND
----------------------
Diversified portfolio of equity investments
 Smith Barney Corporate Trust Small Cap                      23,635                         1,432,212               2,019,344
 Equity Fund 5


SBS BALANCED FUND
-----------------
Portfolio of equity investments and near term bonds
 Smith Barney Corporate Trust Flexible Growth
 Balanced Fund 2                                             22,557                           979,437               1,367,564


GOVERNMENT INCOME FUND
----------------------
Portfolio of U.S. Treasury Securities
 Smith Barney Corporate Trust Intermediate Government
 Income Fund 2                                                9,209                           186,431                 211,942


GUARANTEED INVESTMENT CONTRACT FUND
-----------------------------------
Portfolio of fixed interest rate contracts
 Smith Barney Corporate Trust Guaranteed Investment
 Contract Income Fund 4                                      97,996                         1,242,489               1,284,393
                                                                                         ------------          --------------
                                                                                           $4,812,837              $5,569,565
                                                                                         ============          ==============

                PHYSICIANS HEALTH SERVICES, INC. PENSION PLAN
                     SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1996

                                                                                                                     TOTAL NUMBER
                                    NUMBER                 PURCHASE             SELLING       COST OF    NET GAIN  -----------------
DESCRIPTION OF ASSETS *            OF UNITS                  PRICE               PRICE         ASSET     REALIZED  PURCHASES   SALES
------------------------------------------------------------------------------------------------------------------------------------


CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Aggressive Growth Fund               4,137               $  319,795                        $  319,795                 1

Guaranteed Investment                                       298,869                           298,869                 1
 Contract Fund                      23,848                  277,668                           277,668                 1
                                    21,831                                   $  795,788       758,745  $ 37,043       1
                                    63,759


CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Aggressive Growth Fund               4,641                  359,794             359,794                               3
                                     1,345                                      110,200        81,115    29,085                 16


SBS Balanced Fund                    4,461                  245,220             245,220                               5
                                     1,334                                       76,449        57,659    18,790                 16


Guaranteed Investment
 Contract Fund                      86,518                1,106,762           1,106,762                               9
                                    65,199                                      814,388       776,749    37,639                 17


*All transactions conducted with Smith Barney Corporate Trust.

 There were no category (ii) or (iv) reportable transactions during 1996.

                        PHYSICIANS HEALTH SERVICES, INC.
                           Annual Report on Form 11-K
                           for the Fiscal Year Ended
                               December 31, 1996



     Exhibit No.
     -----------

        1                                          Auditor's Consent